UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

08 January 2015
Commission File No. 001-32846

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CRH public limited company
(Translation of registrant's name into English)

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Belgard Castle, Clondalkin,

Dublin 22, Ireland.

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F
X
Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
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8 January 2015

CRH ANNOUNCES 2014 ACQUISITION SPEND OF €0.19 BILLION,
AND TOTAL 2014 DIVESTMENT/DISPOSAL PROCEEDS OF €0.35 BILLION

CRH plc, the international building materials group, today announces total 2014 acquisition and investment spend of €0.19 billion, reflecting completion of 21 transactions. On the divestment front, the Group completed 16 transactions and realised total disposal proceeds of €0.35 billion.

Commenting on these developments, Albert Manifold, CRH Chief Executive, said:

"In August 2014 we announced a multi-year €1.5 billion to €2 billion divestment programme; the proceeds of €0.35 billion generated in 2014 demonstrate that this programme is well underway. With a refined portfolio focus, the Group is now well-positioned to pursue acquisitions which are in line with our long-term growth strategy. The 21 transactions completed during 2014 comprise primarily bolt-on acquisitions for our existing operations in the Americas, together with the expansion of our builders merchanting network in Europe."

Europe: 8 Acquisitions and 7 Divestments

Acquisitions - c.€40 million:

Our Heavyside operations in Europe acquired selected readymixed concrete and aggregates assets of Cemex Ireland (including 12 million tonnes of high quality reserves) and a precast concrete business in Denmark, adding total annualised sales of c.€10 million. Our Distribution business completed six acquisitions in the Benelux, France and Germany, adding a total of nine branches with annualised sales of c.€70 million.

Divestments - c.€240 million:

The disposal of CRH's 50% equity stake in Denizli Çimento, the Group's only involvement in the Turkish construction market, was the largest single divestment in 2014, realising proceeds of €170 million. The Heavyside Division also disposed of a number of readymixed concrete and concrete products businesses, while all three Europe Divisions realised proceeds from disposal of surplus assets. As most of the divested entities had been equity-accounted by CRH the impact of these divestments on Group sales is not material.

Americas: 13 Acquisitions and 9 Divestments

Acquisitions - c.€150 million:

Eight bolt-on acquisitions were completed by our Americas Materials Division in 2014 throughout the US adding annualised incremental sales of c.US$50 million and over 230 million tonnes of aggregate reserves. Our Americas Products Division completed five transactions with c.US$90 million of incremental sales in the Precast, Architectural Products and Construction Accessories businesses.

Divestments - c.€110 million:

Our Materials Division disposed of several non-core operations across the United States and completed an asset exchange in the state of Washington. The Products Division sold five operations in the Precast, Architectural Products and Building Envelope businesses.

Contact at Dublin +353 1 404 1000
Frank Heisterkamp Head of Investor Relations
CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland. TELEPHONE: +353.1.4041000 FAX: +353.1.4041007
E-MAIL: mail@crh.com WEBSITE: www.crh.com Registered Office: 42 Fitzwilliam Square, Dublin 2, Ireland

Date: 08 January 2015

By:___/s/Maeve Carton___
M. Carton
Finance Director